Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE        2020-05

 PolyMet appoints mining executive Hilmar Rode to board of directors

St. Paul, Minn., February 28, 2020 – PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today announced the appointment of Glencore mining executive Hilmar Rode to the board of directors.

Mr. Rode brings significant experience to the board including 30 years in global mining, chemicals and industrial gases. He currently leads operational strategy, technical services and projects, and capital management for Glencore’s copper assets group. He replaces Peter Freyberg, maintaining Glencore’s three seats on the board.

“We are delighted to have the depth of experience, broad industry view and intellect Hilmar will bring to the board,” said Ian Forrest, chairman. “It will be of tremendous benefit as we continue to progress the NorthMet Project through financing, construction and operations.”

Mr. Rode began his career in process development and research engineering before joining Anglo American, where he worked for 12 years in positions of increasing leadership in its industrial diamonds, base metals and paper divisions in South Africa, United Kingdom and Austria, respectively. He joined Glencore in 2007 as CEO of its zinc division in Bolivia, returning in 2019 to the copper division in his present position after a two-year stint with BHP as president of Minera Escondida Ltda. in Chile, and nearly three years at Nyrstar as CEO and executive director in Switzerland. Mr. Rode holds a bachelor’s degree in chemical engineering from the University of Stellenbosch, Stellenbosch, South Africa, a master’s in environmental engineering and doctorate in chemical engineering from State University, Buffalo, New York, and a certificate in the Advanced Management Program from Harvard Business School.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.